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                                                                    Exhibit 99.2

September 14, 2000


Dear BeautiControl Consultant and Leader,

These are great times at BeautiControl, and Jinger and I have some great news to share with you about your Company. For the last 20 years we have marveled at your abilities and accomplishments. You have made us the successful company that we are today. And other companies have marveled as well at what you and the team here in Dallas have accomplished with integrity and exemplary high standards.

As a result of these accomplishments, your Company has been presented with the opportunity to solidify and strengthen our future while retaining our core values and our mission. There are but one or two other companies out of hundreds in our industry that Jinger and I hold in as high a regard as we do BeautiControl. One of those companies is Tupperware Corporation.

Several weeks ago Jinger and I were invited to have dinner with the Chairman of the Board and the President of Tupperware. Through their invitation and during dinner they expressed how highly they respect all of us and all that the BeautiControl family has accomplished. Such sincere compliments and respect from these two men gave Jinger and me an overwhelming sense of pride and happiness in who you are and what together we have become.

When Jinger and I visited Tupperware's Worldwide Offices in Orlando, Florida, we entered their expansive campus and found evidence everywhere that this is a company whose sales force comes first. For me, our visit was a walk down memory lane, because it was there, where I worked more than 30 years ago, that I first learned about party-plan selling and where many of my own core business values were formed. For Jinger and me it was everything we had thought and prayed it would be . . . and more.

As our day-long visit came to an end, Jinger and I agreed that we would pursue a merger of BeautiControl and this extraordinary company. . . Tupperware.

Tupperware is a $1.0 billion, multinational, party-plan direct-selling company with an unblemished record and a reputation for unmatched quality in its product and worldwide family of 1 million sales consultants, 10% of whom are here in North America.

When this merger of strengths is completed, you will not be asked to sell Tupperware products and Tupperware Consultants will not be asked to sell BeautiControl products. Your Company will remain just as it has been, but with the added strength of a partner who desires only that we all grow and prosper together. Tupperware's focus will be to help us expand internationally, an activity in which they have had extraordinary success.

Both Jinger and I have entered into long-term contractual agreements that will ensure our involvement and roles in BeautiControl for many years to come. In fact, our day-to-day activities in your business will be as it has
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always been, primarily because of our extreme excitement in knowing this merger can be a key factor in seeing our dreams for your Company grow from $65 million to $500 million per year in sales-come-true.

At a time like this, questions are expected, and most can be answered with the following facts:

 .    This is a merger of strengths that can help your business grow and become stronger and more competitive than ever.
 .    Although we will formally merge at a corporate level, each sales and management organization will remain independent.
 .    BeautiControl's core value system will not change; neither Jinger and I nor
     Tupperware's Chairman will allow it.
 .    BeautiControl was not "for sale"; Tupperware's contact with us was unsolicited.
 .    We will continue to do business "the BeautiControl way," and there will be no changes other than those which Jinger, the team or I would implement in the normal course of business.

This is all great news for you and your family. We are and will be the same BeautiControl with the strength and security of Tupperware behind us.

We have met with your Executive, National Executive and Senior National Executive Directors here in Dallas, and I invite you to contact them with any questions. You also may feel free to contact your Sales Team or me, if you choose.

We look forward to an even brighter future for you and your family, and for the thousands of women who will join us in this extraordinary adventure we call BeautiControl.

Our best regards,


 /s/ Dick                                               /s/ Jinger
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Dick                                                   Jinger


P.S. You may soon view this letter on beautinet.com, and the Company press release will be posted on beauticontrol.com.